Revelstone Capital Acquisition Corp.
14350 Myford Road

Irvine, CA 92606

December 15, 2021

VIA EDGAR & TELECOPY
Ms. Janice Adeloye

Ms. Erin E. Martin

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Revelstone Capital Acquisition Corp. (the “Company”)

Registration Statement on Form S-1
(File No. 333-261352) (the “Registration Statement”)

Dear Ms. Adeloye and Ms. Martin:

On December 13, 2021, Revelstone Capital Acquisition Corp. requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:05 p.m. on Wednesday, December 15, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:05 p.m. on December 16, 2021, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Alex Weniger Araujo, Esq. of Loeb & Loeb LLP, at (212) 407-4063.

Very truly yours, Revelstone Capital Acquisition Corp.

By:	/s/ Morgan Callagy
Name: Morgan Callagy Title: Co-Chief Executive Officer